

株式会社日本格付研究所 JCR

最終更新日：2025 年 4 月 2 日

業種別格付方法

【証券】

本格付方法は、主に国内の証券会社を対象としている。海外の証券会社などについては、所在国・地域の法律や会計制度、規制、金融行政のあり方などを踏まえ、分析指標に必要な調整を加えるなどした上で本格付方法を準用する。

1. 事業基盤

(1) 産業の特性

① 市場規模・市場成長性

証券会社の業務は多岐にわたり、代表的なものとして、株式や債券の売買などを行うブローカレッジ業務、M&A アドバイザリーや資金調達支援、IPO 引受などを行う投資銀行業務、顧客資産の運用・管理などを行うアセット・マネジメント業務があげられる。

ブローカレッジ業務、投資銀行業務については、経済環境や金融市場などの状況に応じて収益は大きく変動する。一方、アセット・マネジメント業務からの収益は比較的安定している。証券業界全体でみると、預り資産残高は拡大傾向にあるものの、競争激化に伴う手数料率の低下を背景に収益規模は長期的に拡大がみられない。もっとも、株式や投資信託の売買手数料、信託報酬などの料率はかなり低い水準となっており、引き下げ余地は小さくなりつつある。政府は NISA や iDeCo などにより、個人の資産形成を後押ししている。市場成長性を判断する上では、「貯蓄から投資へ」の流れにも着目する。

② 競合状況

主要な証券会社は事業分野によって、大手証券、準大手証券、ネット証券などに大別される。大手証券はグローバルに事業を展開しており、対面営業を主体にリテール、ホールセールとも取り扱い預り資産残高の大きさを背景とする厚い顧客基盤に強みを持つ。準大手証券は対面営業を主体として国内リテール分野を中心に事業展開しており、地域に根差した独自の事業基盤に強みを持つ。ネット証券はインターネットを通じた低廉な手数料率や取引手続きの簡素さなどが支持され、株式売買、信用取引を中心としたリテール分野におけるプレゼンスが高い。

証券業は登録制となっており、比較的高い参入障壁がある。しかし、NISA や iDeCo といった資産形成支援制度の浸透、オンラインサービスの普及、手数料率の引き下げや無料化などを背景に、証券会社の競合はリテール分野を中心に激化している。ネット証券では株式や投資信託の売買手数料を無料化して顧客数や取引量の拡大を進める一方、大手証券、準大手証券は対面コンサルティングを重視して富裕層、準富裕層向けビジネスを強化している。ホールセール分野については、準大手証券、ネット証券の参入



が限定的であり大手証券のプレゼンスが高い。ただ、外資系証券も積極的に推進している分野であり、一定のプレイヤーの下で競合がみられる。

また、証券業を取り巻く経営環境が大きく変化する中、競争力を高めるための手段としてアライアンスの動きが強まっている。メガバンクグループにおける銀証連携の強化に加えて、大手証券とネット証券の提携が強化される方向にあり、大手証券はネット証券が持つ非対面チャネル、ネット証券は大手証券の持つ対面チャネルを活用することで、互いにリテール分野における事業基盤の拡充に取り組んでいる。さらに、ネット証券と携帯キャリアなど業界の垣根を超えた提携も行われている。

③ 取引安定性

大手証券や準大手証券の取引の安定性は比較的高い。リテール分野のうち富裕層や準富裕層においては、資産運用に関する対面でのコンサルティングなどを通じて、長期安定的な関係を望む顧客も多い。また、ホールセール分野では、顧客は債券や株式発行などにおいて特定の証券会社を継続的に主幹事会社に選定するケースが多い。一方、ネット証券の取引の安定性はやや低い。スイッチングコストが高くないため、手数料率などの動向によって同業他社への切り替えが生じやすい。また、商品やサービスによって複数の証券会社を使い分けている顧客も多数存在している。

④ 保護・規制

証券会社は金融庁の監督対象であり、リスクをカバーし得るだけの資本を有しているかどうかを示す自己資本規制比率を算出し、一定水準以上を確保することが義務付けられている。自己資本規制比率が120%を下回る場合には業務の方法の変更等、100%を下回る場合には業務の停止等の措置を金融庁から受ける。証券取引所においても自己資本規制比率を基準とする処置等の規定が定められている。一部の大手証券についてはバーゼル規制の対象になっている。

証券会社は、破綻時の顧客保護の観点から、金融商品取引法において顧客資産の分別管理が義務付けられている。また、預金保険法の破綻処理スキームにおいて、「金融システムの安定を図るための金融機関等の資産及び負債の秩序ある処理に関する措置」の対象になっている。

(2) 市場地位・競争力

証券会社の市場地位を評価する際は、顧客基盤を重視する。顧客基盤は、将来の収益を担保していく重要な要素であり、市況の低迷時において経費を賄うだけの収益を確保していけるかどうかの支えとなるものである。顧客基盤については、口座数や預り資産残高、株式売買代金の推移、株式・債券・M&Aにかかる各種リーグテーブルの実績などの指標を時系列で活用し、国内外における発行体や投資家との取引状況やその深耕の度合いなどを確認する。これらの指標は市況に左右されるものであることから一時的な変動ではなく、中長期的なトレンドやシェアの変化について着目し、業界全体の動向と比べた個社の動きや構造的な変化の有無を確認する。

口座数や預り資産残高は単なる増減だけではなく、口座の稼働状況、富裕層や取引頻度の高い顧客の取り込み状況、預り資産の商品構成の変化や資産導入の状況にも着目する。また、株式売買代金シェアの動向を確認し、シェアの変動が大きい場合は、その要因と個社の損益への影響を分析する。各種リーグテーブルや主幹事先数は、ホールセール分野における顧客基盤の評価にあたり重視する。一時的な実績だけでなく、主要顧客と継続的かつ多面的な取引を確保できているかなどにも注意する。



競争力については、多様化する顧客のニーズに対応し、より付加価値の高い商品やサービスを提供していけるかが重要である。証券会社が取り扱う商品に大きな差はなく、商品面で競争優位性を確立しにくい。他社との差別化を図る上では高度なノウハウや有能な人材確保、適切な人員配置が必要である。大手証券や準大手証券については、顧客が保有する資産を包括的に管理するウェルスマネジメントを強化している。資産運用コンサルティングを中心とする対面サービスに、十分なリソースを割り当てられるかなどを確認する。一方、ネット証券については、価格競争に陥りやすい特徴がある。手数料率や商品ラインナップ、ツールやUIなどの利便性についての他社と比較した優劣、グループやアライアンスなどの経済圏を活用した顧客誘導の状況、信用取引や米国株式、FXなどの事業の多様化の度合いに着目する。

(3) 経営戦略・ガバナンス

経営戦略とガバナンスは、事業基盤の方向性を左右する要素であり、財務基盤にも影響を及ぼす。経営戦略については、経済・金融情勢、市況動向に加え、競争環境や規制の変化などが及ぼす影響を的確に捉えて策定し、遂行できているかを評価する。また、リスク・アペタイトの方向性にも着目する。新規業務の開始や買収などは、成長戦略、差別化戦略としても有効だが、期待された成果に結びつかず、損益や財務を圧迫する可能性もある。そうした点も勘案し、個社の規模、資本の厚みなどに照らして妥当なリスクテイクであるかどうかを確認する。

証券会社は直接金融の担い手として、ガバナンスの重要性がとりわけ高い業種といえる。取締役会などの企業統治や経営管理における体制が適切に整備されているか、リスクマネジメントやコンプライアンスの態勢が適切に構築・運営されているかを確認する。証券会社はインサイダー情報を多く取り扱うため、インサイダー取引を規制する法令に抵触するなどして不祥事を招きやすい。不祥事などが発生する場合、業務停止や引受業務の主幹事からの除外などにより業績に負の影響が及ぶほか、レピュテーションの低下により顧客基盤が損なわれる可能性がある。不祥事の発生を未然に防止する仕組みが構築されているか、また、発生した際には以降に同様の事象を起こさない態勢の構築が進むかどうかを確認する。

2. 財務基盤

(1) 収益力

証券会社は、経済環境などの変化により総じて収益も資産、負債の価値も変動が大きくなりやすい特徴がある。証券会社の格付に際しては、損益・財務の一時的な水準ではなく、変化の要因をきめ細かく分析することが他の業種と比べて重要であり、事業特性として収益の変動性が高い業種であることを前提に判断する。収益力をみるにあたっては、経常利益、純営業収益、リスク・アセット対比での収益率を重視し、いずれも中長期的な水準とその安定性に着目する。市況により業績が振れやすいため計画対比での評価は難しい面がある一方、横並びでの比較は有効であり、他社と異なる動きがみられる場合には、その要因を分析し、今後の損益・財務への影響を考察する。

顧客基盤や収益源の多様化は、将来の収益力や収益の安定性を測る上で重要であり、収益源については、純営業収益の構成などをもとにセグメント、商品、地域、顧客層などの観点から分散が進んでいるかに着目する。また、市況が低迷する局面において、利益の落ち込みを極力抑えることが重要であり、



信託報酬やファンドラップ関連手数料などの安定収益のウエートや安定収益で固定費をどれだけカバーしているか確認する。経費については、変動費化を意識した経営を行うことにより、損益分岐点を引き下げておくことが重要であり、とりわけ人件費やシステム費用の推移に着目する。

（重視する指標）
- 純営業収益とその構成
- 経常利益
- リスク・アセット対比収益率（経常利益／リスク・アセット）
- 固定費カバー率（安定収益／固定費）
- 販管費とその構成
- 販管費率（販管費／純営業収益）

(2) 資産の質・リスク管理態勢

　証券会社では、自社のバランスシートを用いた事業などにおいて、外部環境の変化により多額の損失を被る可能性がある。トレーディング業務や引受業務は、顧客フローに基づく取引が中心であるが、ポジションが一時的に膨らんだり、在庫が長期間滞留する場合がある。自己資金投資業務やファイナンス業務では、価格変動リスクの大きい資産、流動性の低い資産を保有する場合がある。そのため、市場の急変や想定外の動きに対し適切な対応ができる態勢が整備されているか、迅速で柔軟な経営判断ができているかといった点に着目する。ホールセール分野では、顧客ニーズの多様化により商品や取引は一段と複雑化しており、市況循環の中では、収益を求め、過大なリスクテイクに陥ることも予想される。特に海外ビジネスにおいては、大手証券が過去に大きな損失を被ったこともあり、よりきめ細やかな管理が必要となっている。リテール分野では、リスクは比較的抑えられており、信用取引や先物・オプション取引等で損失が発生する場合があるものの、多額になる可能性は低い。

　定量面からは、資産の取得・保有方針や残高推移、各種リスク量の推移や資本とのバランスを確認している。リスク量については、一時点ではなく、一定期間における平均値や最大・最小額などに着目している。統合リスク管理においては、手法や前提（VaR であれば保有期間や信頼水準、観測期間など）により認識されるリスク量が異なるため、会社間の単純な比較は難しい。経営陣が自身のリスクテイクの状況をどのように認識し、経営計画や資本政策の策定につなげているのかという観点を中心に評価する。運用面では組織間、担当者間に相互に牽制が働いているかがポイントとなる。リスク管理がいかに優れていても、信用力の評価にはプラスとなりにくい一方、リスク管理が甘いとみられる場合はマイナス要因になり得る。

(3) 資本充実度

　資本充実度は、トレーディング業務、自己資金投資業務、引受業務などの遂行能力を左右し、競争力に影響を与えるものである。期間損益の赤字が続くような局面では資本の大きさが最後の拠り所となるため、資本の厚みは重要である。リスク対比十分な資本水準を維持しているかに着目しており、リスクについてはストレスシナリオなどで一定の負荷をかけたものも参照している。また、資本規制の変化なども睨みながら柔軟で適切な対応ができているか確認している。



　資本の充実度をみるにあたっては、自己資本や株主資本の水準、規制上の自己資本比率、調整後レバレッジを重視する。規制上の自己資本比率は、バーゼル規制の対象となる大手証券においては総自己資本規制比率、Tier1 比率、普通株式等 Tier1 比率を重視し、より資本性の高い指標に着目する。評価の際は、バーゼルⅢの完全実施を視野に入れて行う。一方、その他の証券会社においては、自己資本規制比率を重視する。

　一般的に、証券会社はその保有するポジションやリスク量の変動が大きいことから、一時点における自己資本規制比率や調整後レバレッジの高低で資本の充実度や財務の健全性を判断しない。比率が大きく変動した場合には、その背景にある要因が一時的なものといえるのか、中長期的なトレンドとなっているのかについて検討することが重要となる。

（重視する指標）
- 自己資本、株主資本
- 総自己資本規制比率
- Tier1 比率
- 普通株式等 Tier1 比率
- 自己資本規制比率
- 調整後レバレッジ（（総資産－現先・レポ取引関連資産）／純資産）

(4) 流動性

　トレーディング資産や信用取引の拡大などに機動的に対応するため、安定的でかつコストを抑えた資金調達ができているかに着目している。短期的な資金繰りの安定性や中長期的な調達方針、長期と短期のバランス、債務の返済・償還の予定とその手当て、資金調達源の多様化の状況、有担保調達への切換を担保する資産の確保、資金調達枠などを通じた金融機関との関係を確認している。また、市況の急激な変動など不測の事態に備え、危機時の対応計画、当面の資金繰りを賄える手元流動性資金や換金性の高い資産の状況、ストレステストやモニタリングの実施状況を確認している。

　グローバルに事業を展開する大手証券では、グループ全体での流動性管理とその高度化、主要な金融市場における資金調達ソースを確保しておくことが強く求められる。また、低流動資産の調達は資本と長期借入で賄われているか、グループ会社間での資金管理が適切に行われているかという点にも着目している。

以　上

株式会社 日本格付研究所
Japan Credit Rating Agency, Ltd.
信用格付業者　金融庁長官（格付）第 1 号
〒104-0061 東京都中央区銀座 5-15-8　時事通信ビル